DESCRIPTION OF THE REGISTRANT’S SECURITIES
REGISTERED PURSUANT TO SECTION 12
OF THE SECURITIES EXCHANGE ACT OF 1934

As of December 31, 2020, Inuvo, Inc. (“Inuvo,” “we,” “our,” “us,” and the “Company”) had four classes of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”):

1.Common stock, par value $0.001 per share (“Common Stock”)
2.Preferred stock, par value $0.001 per share (“Preferred Stock”)
3.Warrants
4.Units

The following summarizes information concerning our securities and does not purport to be complete and is qualified in its entirety by reference to the Company’s Amended and Restated Articles of Incorporation, our Amended and Restated By-Laws and certain provisions of Nevada law. For a complete description, you are encouraged to read our Amended and Restated Articles of Incorporation and our Amended and Restated By-Laws, which have been filed as exhibits to our most recent Annual Report on Form 10-K.

The total number of shares of all classes of stock which the Company has authority to issue is 150,000,000 shares of Common Stock and 500,000 shares of “blank check” preferred stock, par value $0.001 per share (“Preferred Stock”).

Common Stock

Holders of our Common Stock are entitled to one vote for each share on all matters to be voted on by the stockholders. Holders of Common Stock are entitled to share ratably in dividends, if any, as may be declared from time to time by the board of directors in its discretion from funds legally available therefor. In the event of a liquidation, dissolution or winding up of our Company, the holders of Common Stock are entitled to share pro rata all assets remaining after payment in full of all liabilities.

Commencing with our 2008 annual meeting, our directors were divided into three classes and designated Class I, Class II and Class III. Directors may be assigned to each class in accordance with a resolution or resolutions adopted by the board of directors. Directors are elected for a full term of three years. Holders of Common Stock do not have cumulative voting rights in the election of directors, which means that the holders of a majority of the outstanding shares of Common Stock can elect all of the directors then standing for election, and the holders of the remaining shares will not be able to elect any directors.

All of the outstanding shares of Common Stock are fully paid and non-assessable. Holders of Common Stock have no preemptive rights to purchase our Common Stock. There are no conversion or redemption rights or sinking fund provisions with respect to the Common Stock. Under Nevada law, our stockholders generally are not liable for our debts and obligations. There are no restrictions on the alienability of Common Stock and there are no provisions discriminating against holders of a substantial amount of securities.

Preferred Stock

Shares of Preferred Stock may be issued from time-to-time in one or more series. Inuvo’s board of directors is authorized to provide for issuance of shares of Preferred Stock in series and, by filing an amendment pursuant to the applicable laws of Nevada, to establish from time to time the number of shares to be included in each such series, and to fix the designation, powers, preferences and rights of the shares of each such series and the qualifications, limitations or restrictions thereof without any further vote or action by the stockholders. Any shares of Preferred Stock so issued would have priority over the Common Stock with respect to dividend or liquidation rights.

Any future issuance of Preferred Stock may have the effect of delaying, deferring or preventing a change in control of our Company without further action by the stockholders and may adversely affect the voting and other rights of the holders of Common Stock. In addition, the issuance of shares of Preferred Stock, or the issuance of rights to purchase such shares, could be used to discourage an unsolicited acquisition proposal. For instance, the issuance of a series of Preferred Stock might impede a business combination by including class voting rights that would enable the holder to block such a transaction, or facilitate a business combination by including voting rights that would provide a required percentage vote of the stockholders. Although the board of directors is required to make any determination to issue Preferred Stock based on its judgment as to the best interests of our stockholders, the board of directors could act in a manner that would discourage an acquisition attempt or other transaction that some, or a majority, of the stockholders might believe to be in their best interests or in which stockholders might receive a premium for their stock over the then market price of such stock. The board of directors does not at present intend to seek stockholder approval prior to any issuance of currently authorized stock, unless otherwise required by law or stock exchange rules.

Warrants

We may issue warrants for the purchase of Preferred Stock or Common Stock, or any combination of these securities. Warrants may be issued independently or together with other securities and may be attached to or separate from any offered securities. Each series of warrants will be issued under a separate warrant agreement. The following outlines some of the general terms and provisions of the warrants that we may issue from time to time. Additional terms of the warrants and the applicable warrant agreement will be set forth in the applicable prospectus supplement.

The following descriptions may not be complete and are subject to and qualified in their entirety by reference to the terms and provisions of the applicable warrant agreement, which we will file with the Securities and Exchange Commission in connection with any offering of warrants.

General

The prospectus supplement relating to a particular issue of warrants will describe the terms of the warrants, including the following:

●	the title of the warrants;

●	the offering price for the warrants, if any;

●	the aggregate number of the warrants;

●	the terms of the security that may be purchased upon exercise of the warrants;

●	if applicable, the designation and terms of the securities that the warrants are issued with and the number of warrants issued with each security;

●	if applicable, the date from and after which the warrants and any securities issued with the warrants will be separately transferable;

●	the dates on which the right to exercise the warrants commence and expire;

●	if applicable, the minimum or maximum amount of the warrants that may be exercised at any one time;

●	if applicable, a discussion of material United States federal income tax considerations;

●	anti-dilution provisions of the warrants, if any;

●	redemption or call provisions, if any, applicable to the warrants; and

●	any additional terms of the warrants, including terms, procedures and limitations relating to the exchange and exercise of the warrants.

Exercise of Warrants

Each warrant will entitle the holder of the warrant to purchase the securities that we specify in the applicable prospectus supplement at the exercise price that we describe in the applicable prospectus supplement. Holders may exercise warrants at any time up to the close of business on the expiration date set forth in the applicable prospectus supplement. After the close of business on the expiration date, unexercised warrants will be void. Holders may exercise warrants as set forth in the prospectus supplement relating to the warrants being offered. Until a holder exercises the warrants to purchase any securities underlying the warrants, the holder will not have any rights as a holder of the underlying securities by virtue of ownership of warrants.

Units

We may issue units consisting of any combination of our Common Stock, Preferred Stock and warrants. We will issue each unit so that the holder of the unit is also the holder of each security included in the unit. As a result, the holder of a unit will have the rights and obligations of a holder of each included security. The unit agreement under which a unit is issued may provide that the securities included in the unit may not be held or transferred separately, at any time or at any time before a specified date.

The summary below is qualified in its entirety by reference to all of the provisions of the unit agreement and/or unit certificate, and depositary arrangements, if applicable. We urge you to read the applicable prospectus supplements and any related free writing prospectuses related to the units that we may offer, as well as the complete unit agreement and/or unit certificate, and depositary arrangements, as applicable, that contain the terms of the units.

The applicable prospectus supplement, information incorporated by reference or free writing prospectus may describe:

●	the designation and terms of the units and of the securities comprising the units, including whether and under what circumstances those securities may be held or transferred separately;

●	any provisions for the issuance, payment, settlement, transfer, or exchange of the units or of the securities composing the units;

●	whether the units will be issued in fully registered or global form; and

●	any other terms of the units.

The applicable provisions described in this section, as well as those described under the headings “Common Stock,” “Preferred Stock,” and “Warrants” above will apply to each unit and to each security included in each unit, respectively.

Anti-Takeover Effects of Various Provisions of Nevada Law and Our Amended and Restated Articles of Incorporation and Amended and Restated By-Laws.

Blank Check Preferred Stock. Our Amended and Restated Articles of Incorporation permit our board of directors to issue our Preferred Stock with voting, conversion and exchange rights that could negatively affect the voting power or other rights of our Common Stock stockholders, and the board of directors could take that action without stockholder approval. The issuance of our Preferred Stock could delay or prevent a change of control of Inuvo.

Board Vacancies to be Filled by Remaining Directors and Not Stockholders. Our Amended and Restated By-Laws provide that any vacancies on the board of directors, including any newly created directorships, will be filled by the affirmative vote of the majority of the remaining directors then in office, even if such directors constitute less than a quorum. The Company may also assign such serving director to any class of directors.

Removal of Directors by Stockholders. Our Amended and Restated By-Laws and the Nevada Corporation Law provide that directors may be removed by stockholders only by the affirmative vote of the holders of at least two-thirds of the voting power of the outstanding capital stock entitled to vote.

Special Meetings of Stockholders. Under the Amended and Restated By-Laws, only the Company’s president or board of directors may call special meetings of the Company’s stockholders. Stockholders who in the aggregate beneficially own at least 10% of all the outstanding shares of the corporation entitled to vote at the meeting may call a special meeting upon proper request to the president.

Classified Board. The Company’s Amended and Restated By-Laws provide for the board of directors to be divided into three classes of directors serving staggered three-year terms. This provision, when coupled with the vote required to remove directors, can preclude even a majority stockholder of Common Stock from gaining control of the board of directors in one election.

Nevada Anti-Takeover Statute. We are subject to Nevada’s Combination with Interested Stockholders Statute (Nevada Corporation Law Sections 78.411-78.444) which prohibits an “interested stockholder” from entering into a “combination” with the corporation, unless certain conditions are met. An “interested stockholder” is a person who, together with affiliates and associates, beneficially owns (or within the prior two years, did beneficially own) 10% or more of the corporation’s capital stock entitled to vote.